

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2012

Via E-mail
Mr. Miguel Di Nanno
President
Pan American Goldfields Ltd.
595 Howe Street, Suite 906
Vancouver, B.C. V6C 2T5
Canada

> **Re:** **Pan American Goldfields Ltd.**
> **Form 10-K for Fiscal Year Ended February 28, 2011**
> **Filed June 13, 2011**
> **Form 10-Q for Fiscal Quarter Ended November 30, 2011**
> **Filed January 17, 2012**
> **File No. 000-23561**

Dear Mr. Di Nanno:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended February 28, 2011

General

1. We note your disclosure of drill indicated, measured, indicated, and inferred resources throughout your filing. Pursuant to paragraph (b)(5) of Industry Guide 7 only proven or probable may be disclosed in filings with the United States Securities and Exchange Commission. Please remove all estimates and associated values of mineralized materials until you have a proven or probable reserve as defined by paragraph (a) of Industry Guide 7.

2.   Throughout your filing you refer to your company as a development stage company. Without a mineral reserve, your company must be in the exploration stage as defined by paragraph (a)(4)(i) of Industry Guide 7. Please revise your disclosure to ensure that investors understand the actual stage of your mineral related activity. Please clearly state that your company is currently engaged in mineral exploration activities and that you are in the exploration stage.

3.   It appears the maps that are referenced in your disclosure have not been included in your filing. Please advise.

Markets page 4

4.   Please remove all resources and reserves associated with properties that are not under your control.

Current Operations page 11

5.   We note that you sold concentrate during your fiscal year ended 2011. In an appropriate location of your filing, please provide disclosure regarding the tons and grade of mineralized materials processed, the tons and grade of your concentrate, the price received for your concentrate, and a brief overview of any agreements associated with the sale of your concentrate.

6.   We note your reference to the addition a of a ball mill in this section of your disclosure. In an appropriate location of your filing, please provide a brief description of the age, details as to modernization, and physical condition of your plant and equipment pursuant to paragraph (b)(4) of Industry Guide 7. This information should also include your tailings facility.

7.   We note your reference to a property royalty expense of $174,000. In an appropriate location of your disclosure please provide an overview of the royalties associated with your Cieneguita Property.

Cerro Delta Project page 19

8.   We note that you disclose the results of rock samples in regards to you Cerro Delta Project. When disclosing sample, analytical, or testing results please disclose the location and type of sample, the sample size, the sample intervals, the factors that could affect the accuracy of the data, and a summary of the type of analytical or testing procedures utilized.

Consolidated Statements of Operations and Comprehensive Income (Loss), page 67

9.   We note from your disclosure throughout your Form 10-K that you have performed drilling and sampling at the Cieneguita Property and it has no known reserves. Please provide us with a detailed discussion to support your presentation of the mineral sales from this property as revenue. It appears this income should be presented as other income on your statements of operations as it appears to have been earned from sales of mineral encountered in the course of exploration and sampling and not because you have engaged in an effort towards commercial production.

Form 10-Q for Fiscal Quarter Ended November 30, 2011

General

10.   We note your signature page and your certifications do not contain specific dates as of when they were signed. Please file an amended Form 10-Q, including all required items and exhibits, with a currently-dated signature page and certifications.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact James Giugliano at (202) 551-3319, or Angela Halac at (202) 551-3398, if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman, Mining Engineer, at (202) 551-3610 with questions about engineering comments. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining